UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: August 15, 2012

By:	/s/ Jeffrey David Mc Ghie
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

VIMPELCOM DELIVERS SOLID PROFITABLE ORGANIC GROWTH IN 2Q12

KEY RESULTS AND DEVELOPMENTS IN 2Q12*

—    Revenues of USD 5.7 billion, with organic[1] growth of 4% YoY

—    EBITDA of USD 2.5 billion, up 8% organically YoY; double digit growth in Russia, Africa & Asia and CIS

—     Results negatively impacted by USD appreciation against operating currencies

—     Total mobile subscriber base increased 8% YoY[2] to 208 million

—    Positive operational development continues in Business Unit Russia

—    Net income increased 83% YoY to USD 488 million

Amsterdam (August 15, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announces operating and financial results for the quarter ended June 30, 2012.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom has made further progress in the second quarter of 2012, with year-on-year organic revenue growth of 4% and organic EBITDA growth of 8%.

In Russia, the positive performance trends are continuing with revenues increasing 8% and EBITDA up 12%. Mobile data revenues grew by 35% and we are ahead of schedule to deliver RUB 5 billion in annualized cost savings. Italy again outperformed its competitors, increasing revenue and subscriber market share. EBITDA was stable, despite a decline in revenue due to termination rate cuts and an expected decline in fixed line revenue, which were offset by strong growth in mobile data revenue. Africa & Asia delivered excellent organic revenue growth of 8% and EBITDA growth of 13%, mainly due to further expansion of the subscriber base and revenues from value added services in Pakistan, Bangladesh and Algeria. Year-on-year the EBITDA margin increased by 6.0 percentage points, highlighting the progress made on operational excellence initiatives. In Ukraine, total revenue declined by 1%. This was mainly caused by our investment in moving to bundled tariffs with a consequent impact on revenues and margins. We have maintained our number one market position and implemented a number of initiatives to improve performance, which we expect to have a positive impact in 2013. The CIS business unit delivered organic revenue growth of 10% and organic EBITDA growth of 11%, with mobile subscriber numbers up 17%.

Whilst the results have been impacted by adverse currency movements, this organic performance highlights further solid execution of our strategy in our business units.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	Pro forma			Actual
	2Q12	2Q11	YoY	2Q12	2Q11	YoY
Total operating revenues	5,745	6,011	-4%	5,745	5,536	4%
EBITDA	2,481	2,441	2%	2,481	2,253	10%
EBITDA margin	43.2%	40.6%		43.2%	40.7%
EBIT	1,192	982	21%	1,192	937	27%
Net income	488	267	83%	488	235	108%
EPS, basic (USD)	0.30	0.17	76%	0.30	0.15	100%
Capital expenditures	1,028	1,027	0%	1,028	967	6%
Net cash from operating activities	1,351	-	-	1,351	1,317	3%
Net debt / LTM EBITDA	2.4	-	-	2.4	-	-
Total mobile subscribers (millions)[2]	208	193	8%	208	193	8%

*) Comparative figures are Pro forma - for pro forma definition see next page. For all other definitions see Attachment E.

1) Organic revenue and EBITDA growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items like liquidations and disposals. A reconciliation of organic to reported Revenue and EBITDA growth can be found in Attachment C. For more information please see the definition of Organic growth Revenue and EBITDA in Attachment E.

2) Following the sale of Vietnam the subscriber numbers for 2Q11 and 2Q12 exclude Vietnam subscribers.

VimpelCom Ltd. 2Q 2012	1

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	Pro forma			Actual
	1H12	1H11	YoY	1H12	1H11	YoY
Total operating revenues	11,364	11,492	-1%	11,364	8,276	37%
EBITDA	4,792	4,726	1%	4,792	3,456	39%
EBITDA margin	42.2%	41.1%		42.2%	41.8%
EBIT	2,207	1,885	17%	2,207	1,564	41%
Net income	806	717	12%	806	735	10%
EPS, basic (USD)	0.50	0.44	14%	0.50	0.51	-2%
Capital expenditures	1,660	1,756	-5%	1,660	1,423	17%
Net cash from operating activities	2,958	-	-	2,958	2,334	27%
Net debt / LTM EBITDA	2.4	-	-	2.4	-	-
Total mobile subscribers (millions)[2]	208	193	8%	208	193	8%

PRESENTATION OF FINANCIAL RESULTS

The Company believes pro forma comparisons provide the most meaningful comparison of financial performance and, unless otherwise stated, all comparisons in this press release are on a pro forma basis. The pro forma information presented in this press release reflects what the Company’s results of operations would have looked like had the Company’s transaction with Wind Telecom occurred on January 1, 2011. For further details about the adjustments and assumptions of the pro forma results, please refer to VimpelCom’s press releases issued on August 18, 2011 and May 14, 2012 and available on the Company’s website.

VimpelCom Ltd. results presented in this earnings release are based on IFRS.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

The actual 2Q12 financial results in this earnings release have not been audited.

VimpelCom Ltd. 2Q 2012	2

STRATEGIC UPDATE AND MAIN EVENTS

—    LTE license in Russia awarded

—    Global initiatives launched to improve customer experience

—    Global cooperation with leading telecom operations for fast growing M2M business

—     Postponed dividend payment decision and announced that AGM will be held in December

In 2Q12 VimpelCom continued to deliver on its strategic priorities as defined by the Company’s Value Agenda for 2012-2014.

In the quarter, the Company announced cooperation agreements with Opera Mini mobile and Google Play which are aimed at improving the customer experience. In addition, VimpelCom announced that it will be part of an alliance with NTT Docomo, Rogers, SingTel, Telefonica and KPN which will collaborate on M2M business. The initiative is also open to other operators.

In April, VimpelCom sold its controlling 49% interest in GTEL Mobile in Vietnam. The Company continues its strategic portfolio analysis, focused on allocating capital to those markets where the Company sees the best opportunities to generate shareholder value.

In July, VimpelCom was awarded an LTE license in Russia, allowing the Company to render services using radio-electronic devices in the territory of the Russian Federation. The license allows VimpelCom to provide services via networks that use the LTE standard and its further modifications within the frequency band of 791-862 MHz. VimpelCom will start providing services by June 1, 2013 in compliance with the terms of the license. The roll-out of the LTE network will need to occur with a phased approach based on a predefined schedule and must be fully completed by the end of 2019. A further condition of the license award is that VimpelCom will invest at least RUB 15 billion annually until its federal LTE network is built.

As previously announced, in April and May, a Russian court issued injunctions in relation to the claims by the Russian Federal Anti-Monopoly Service (“FAS”) against Telenor East Holding II AS (“Telenor”) and Weather Investments II S.a.r.l. (“Weather II”). The injunctions prohibited, among other things, the payment of dividends by VimpelCom’s wholly owned Russian subsidiary OJSC “Vimpel-Communications”.

In May, VimpelCom announced that in light of these injunctions:

•

The Supervisory Board of the Company considers it prudent and in the best interests of VimpelCom to postpone the payment and cancel the June 1, 2012 record date of the previously announced final dividend relating to the Company’s 2011 results. The Supervisory Board of the Company will make a decision whether to pay the final 2011 dividend at a later date and will set a new record date as appropriate.

•	The Company plans to hold its annual general shareholders meeting in December 2012, with the exact date to be notified by the Supervisory Board.

VimpelCom Ltd. 2Q 2012	3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 2Q12

—     Revenues of USD 5.7 billion with organic growth of 4% YoY

—     EBITDA of USD 2.5 billion, up 8% organically YoY; double digit organic growth in Russia, Africa & Asia, CIS

—     Total mobile subscriber base increased 8% YoY to 208 million

—     Net cash from operating activities USD 1.35 billion, impacted by one-off tax payments of USD 200 million

—    Capex of USD 1.0 billion; LTM Capex / Revenues of 21%

—    Net debt / LTM EBITDA at 2.4x

OPERATING PERFORMANCE OVERVIEW

The reported results in USD in 2Q12 were significantly impacted by the appreciation of the USD against the local currencies in almost all of VimpelCom’s operating businesses. The organic development is highlighted below.

The total mobile subscriber base increased 8% YoY to 208 million at the end of the second quarter. The largest absolute contribution came from accelerated growth in subscribers in the Africa & Asia Business Unit, but the Company also achieved strong growth in fixed and mobile broadband subscribers in Russia, Italy and Ukraine.

In Russia, the Company continued the positive trend seen in the first quarter, delivering an organic revenue growth of 8% YoY. Mobile broadband subscribers in Russia increased 5% YoY to 2.5 million, while the fixed broadband subscriber base reached 2.3 million, up 35% YoY.

The Company’s Italian business continued to outperform the broader Italian telecom market in the second quarter. VimpelCom strengthened its market position in Italy in both mobile and fixed-line, increasing its revenue share in both segments. Fixed broadband revenues were up 4% YoY, while Mobile internet revenues increased 50% YoY.

In the Africa & Asia Business Unit, the Company achieved strong subscriber growth across all countries of operation, exceeding 84 million in total. Performance was strong across the main operations, Algeria, Pakistan and Bangladesh.

The Ukraine Business Unit continued to invest in its market position in the mobile segment through ongoing transition to bundled tariff plans, which caused mobile revenues to decline by 2% YoY. Mobile subscribers increased by 2% YoY to 25.1 million. Fixed-line revenues increased by 10% YoY, mainly due to an 81% increase in fixed residential broadband revenues.

The CIS Business Unit delivered double digit organic revenue growth and was able to maintain high quality subscriber growth despite an increasingly competitive environment.

OPERATING FINANCIALS PER BUSINESS UNIT (PRO FORMA)

USD mln	Pro forma
	2Q12	2Q11	Reported YoY	Organic YoY
Total operating revenues	5,745	6,011	-4%	4%
of which:
BU Russia	2,267	2,329	-3%	8%
BU Europe & North America	1,774	2,015	-12%	-1%
BU Africa & Asia	953	949	0%	8%
BU Ukraine	406	412	-1%	-1%
BU CIS	411	389	6%	10%
other	(66)	(83)	-	-

EBITDA	2,481	2,441	2%	8%
of which:
BU Russia	977	968	1%	12%
BU Europe & North America	672	757	-11%	0%
BU Africa & Asia	466	407	14%	13%
BU Ukraine	204	227	-10%	-10%
BU CIS	182	175	4%	11%
other	(20)	(93)	-	-

EBITDA margin	43.2%	40.6%
Capital expenditures	1,028	1,027	0%	-

* See definitions in Attachment E.

VimpelCom Ltd. 2Q 2012	4

FINANCIAL PERFORMANCE OVERVIEW

PRO FORMA 2Q12

Total operating revenues in the second quarter 2012 decreased by 4% YoY impacted by unfavorable currency movements. Overall organic revenue growth was 4%, with a strong performance across most business units.

EBITDA increased 2% YoY, impacted by unfavorable currency movements. Excluding these forex effects, EBITDA increased 8% compared to the same period last year. Double digit organic EBITDA growth YoY was seen in the markets of the business units of Russia, Africa & Asia and CIS, up 12%, 13% and 11%, respectively. Overall growth was partly offset by the YoY organic EBITDA decline of 10% in Ukraine due to the ongoing transition to bundles.

EBIT grew by 21% YoY positively affected, as reported previously, by the declining amortization pattern applied to intangible assets associated with customer relationships as part of the Wind Telecom acquisition where amortization of later periods is lower than amortization in the year of acquisition.

Profit before tax increased by 68% YoY due to the higher EBIT, higher gain from the investment in Euroset and the negative fair value adjustment on the investment in Vietnam recorded in 2Q11. In 2Q11 the net foreign exchange loss was USD 6 million, while in 2Q12 there was a gain of USD 1 million.

Net income grew by 83% YoY as a result of the increase in Profit before tax and lower effective tax rate, due to certain net operating losses incurred in 2Q11, but not recognized for tax purposes.

Capex was USD 1.0 billion, excluding licenses, with investments in the further roll out of the mobile networks in Russia, Bangladesh and the CIS. In Italy, Wind continued to invest in the roll-out of HSDPA and in backbone capacity to support the growth in data.

ACTUAL 2Q12

On an actual basis, revenues increased 4% YoY and EBITDA and EBIT increased by 10% and 27% YoY respectively as a result of the combination with Wind Telecom on April 15, 2011.

Profit before tax grew by 72% YoY due to the increase in EBIT and the negative fair value adjustment on the investment in Vietnam recorded in 2Q11, but offset by 16% higher financing costs as a result of the Wind Telecom acquisition. In 2Q11 the foreign exchange loss was USD 33 million, while in 2Q12 there was a gain of USD 1 million.

USD mln	Pro forma			Actual
	2Q12	2Q11	YoY	2Q12	2Q11	YoY
Total operating revenues	5,745	6,011	-4%	5,745	5,536	4%
EBITDA	2,481	2,441	2%	2,481	2,253	10%
EBITDA margin	43.2%	40.6%		43.2%	40.7%
EBIT	1,192	982	21%	1,192	937	27%
Financial income and expenses	(476)	(470)	1%	(476)	(425)	12%
Net foreign exchange (loss)/gain and others	13	(77)	n.m.	13	(89)	n.m.
Profit before tax	729	435	68%	729	423	72%
Income tax expense	(247)	(176)	40%	(247)	(166)	49%
Profit for the period	482	259	86%	482	257	88%
Net income	488	267	83%	488	235	108%
Capital expenditures	1,028	1,027	0%	1,028	967	6%

VimpelCom Ltd. 2Q 2012	5

STATEMENT OF FINANCIAL POSITION & CASH FLOW (ACTUAL)

USD mln
	2Q12	1Q12	QoQ
Total assets	52,543	56,121	-6%
Shareholders’ equity	13,942	14,343	-3%
Gross debt	26,559	28,591	-7%
Net debt	23,067	24,339	-5%

	2Q12	2Q11	YoY
Net cash from operating activities	1,351	1,317	3%
Net cash used (in)/from investing activities	(1,441)	(997)	45%
Net cash used (in)/provided from financing activities	(922)	947	n.m.

Total assets decreased by 6% in the quarter to USD 52.5 billion, primarily as a result of the depreciation of RUB and EUR against USD. Gross debt decreased in the quarter from USD 28.6 billion to USD 26.6 billion, mainly due to foreign exchange movements and repayments of Ruble bank loans and Euro bank loans, partially refinanced by issued Euro bonds. Net debt decreased to USD 23.1 billion, leading to a net debt to LTM EBITDA of 2.4x on a pro forma basis at the end of the second quarter.

Net cash from operating activities of USD 1.35 billion at the Group level was positively impacted by higher EBITDA, offset by higher interest and tax payments. The higher tax payments were mainly related to one-off tax payments by OTH of approximately USD 200 million, mainly related to its sale of Tunisiana in 2011. Net cash used in investing activities was mainly impacted by a substantial movement from cash to deposits in 2012, partially offset by the higher investments in property, equipment and intangible assets in 2012 resulting from the consolidation of Wind Telecom. Net cash used in financing activities in 2Q12 was mainly the result of the net repayment of debt.

Net cash from operation activities 1H12 is USD 3.0 billion, or 27% higher than in 1H11.

VimpelCom Ltd. 2Q 2012	6

BUSINESS UNITS PERFORMANCE IN 2Q12 — Russia — Europe & North America — Africa & Asia — Ukraine — CIS

VimpelCom Ltd. 2Q 2012	7

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

—      Positive operational development continued in 2Q12

—      Solid revenue increase of 8% YoY; strong growth in data

—      EBITDA increase of 12% YoY and EBITDA margin growth of 1.6 p.p. to 43.1%, the highest margin in 5 quarters

—      Operational excellence program of RUB 5 billion in annualized savings ahead of schedule

—     LTE license awarded with services expected to launch in 2013

In 2Q12 the Russian Business Unit continued to deliver profitable growth, in line with the Company’s overall corporate Value Agenda.

The Russian Business Unit posted a solid revenue performance and strong EBITDA growth, continuing the positive turnaround trend witnessed in 1Q12. EBITDA margin in 2Q12 reached 43.1%, an increase of over 1.6 p.p. both QoQ and YoY, and the highest EBITDA margin the Company has achieved in the last 5 quarters. The effect of YoY forex moves in 2Q12 on the business was negative, impacting EBITDA margin by 0.3 p.p. during the quarter.

During 2Q12, VimpelCom continued to promote mobile data services through bundled offerings and targeted tariffs with the main focus on small and medium screens, ensuring that mobile data continues to be one of the fastest growing revenue streams. The 8% growth in total revenues was supported by a 35% increase in mobile data revenue.

The Russian Business Unit continued to implement a number of Operational Excellence initiatives, including the optimization of business processes and of the organizational structure, to meet the Company’s goals. As part of this program, the Company is reducing HR costs and controlling operational costs. One of the projects currently being implemented is the rationalization of the regional reporting structure. In addition, the Company will create a Shared Service Center in Yaroslavl which will be responsible for the Business Unit’s back office functions and processes starting in early 2013. By concentrating these business processes together in one location, the Company expects to improve productivity, and reduce operating expenses. At the same time VimpelCom continues to improve the operational efficiency of its networks and to this end has already signed agreements with other telecom operators and service providers for joint use, maintenance and development of network infrastructure. In addition, the Company is divesting certain non-core activities. The Operational Excellence program, with a target of RUB 5 billion in annualized savings, is ahead of schedule.

In 2Q12 VimpelCom continued its efforts to optimize subscriber acquisition costs and activities with the objective of reducing churn rates; initiatives in this program are focused on improving the quality of services and increasing customer loyalty. The results are increasingly visible with churn having decreased from more than 17% in 1Q12 to 15% in 2Q12. However, further improvements are required and targeted.

On July 12, 2012 VimpelCom was awarded a license to provide services over the LTE standard within the radio frequency band of 813.5-821/854.5-862MHz across the Russian territory. VimpelCom has already commenced modernizing its network and making it LTE-compatible. The Company expects to offer up-to-date and customized services with high-speed Internet access to its customers on cutting-edge 4G technology. LTE is expected to improve the mobile internet experience, contributing to the growing popularity of mobile data services.

KEY DEVELOPMENTS 2Q12

•	Total revenue in Russia grew by 8% YoY to RUB 70.3 billion mainly driven by the increase in mobile revenues.

•	Mobile revenues increased 7% YoY mainly as a result of growing usage, VAS and equipment revenues.

•	Mobile data traffic grew 86% YoY in 2Q12, leading to revenues totaling RUB 6 billion, a revenue increase of 35% from 2Q11.

•	Fixed-line revenues increased 14% YoY due to continuing growth in fixed broadband revenues, up 41% YoY.

•	EBITDA increased by 12% YoY as a result of the increase in revenues and cost control initiatives.

•	EBITDA margin was 43.1%, an increase of 1.6 p.p. compared to 2Q11, driven by the Operational Excellence projects mentioned above.

•	Mobile subscriber base grew 1% YoY to 55.7 million; mobile broadband subscribers increased 5% YoY to 2.5 million. The fixed broadband subscriber base exceeded 2 million, up 35% YoY.

•

Capex/Revenues was 13% in 2Q12, in line with the network construction schedule. Capex/Revenues LTM stood at 21%. The Company will continue to invest in its 3G network development and aims to match its main competitors in terms of population coverage in the main cities in the 43 key regions by 2013. Following the receipt of its LTE license this quarter, the Company is finalizing its LTE investment plan.

VimpelCom Ltd. 2Q 2012	8

RUSSIA KEY INDICATORS

RUB mln
	2Q12	2Q11	YoY
Total operating revenues	70,258	65,179	8%
Total operating expenditures	39,992	38,103	5%
EBITDA	30,266	27,076	12%
EBITDA margin	43.1%	41.5%
Capex	9,195	11,348	-19%
Capex / Revenues	13%	17%

Mobile
Mobile total operating revenues	57,925	54,360	7%
- of which mobile data	5,574	4,118	35%
Mobile subscribers (‘000)	55,739	55,251	1%
- of which mobile broadband (‘000)	2,472	2,362	5%
Mobile ARPU (RUB)	336	327	3%
MOU	279	244	14%

Fixed
Fixed-line total operating revenues	12,333	10,818	14%
Fixed Broadband revenues	2,885	2,053	41%
Fixed Broadband subscribers (‘000)	2,255	1,671	35%
Fixed Broadband ARPU (RUB)	427	413	3%

VimpelCom Ltd. 2Q 2012	9

BUSINESS UNIT EUROPE & NA – FINANCIAL AND OPERATING RESULTS ITALY

—   Continuing relative outperformance of market

—   Revenues down 1% YoY but revenues excl. MTR impact grew 2%

—   Strong data revenue performance: Mobile Internet revenue accelerating over 1Q12 to 50% YoY, messaging revenues up 10%, fixed broadband revenues up 4% with LLU Broadband revenues up 12%

—    EBITDA stable YoY and increase in EBITDA margin to 37.9%

—    Solid subscriber growth momentum: mobile subscribers up 3% with 75% share of MNO net adds and fixed broadband subscribers up 7%

In Italy, WIND continued to outperform the market and delivered a solid second quarter of 2012. In a highly competitive market with a challenging macroeconomic and regulatory environment, the Company further strengthened its market share, both in terms of revenues and subscribers.

Total revenues declined 1% as a result of a decline in service revenues, driven by a 26% cut in MTR, partially offset by certain business related positive settlements with other operators and certain non-recurring items with a total net positive impact of approximately EUR 17 million compared to 2Q11.

Excluding the MTR impact, revenues grew 2% YoY. Mobile service revenues, excluding the MTR impact, increased 2% driven by strong performance in mobile data revenues. Fixed-line service revenues decreased by 5% as a result of the strategic shift in focus to the higher margin direct subscriber segment and a decrease in pay per use prices and usage. This strategic decision is intended to increase the profitability of the fixed-line business.

Despite the decline in total revenues and the unfavorable impact of higher energy related operating expenditures and higher bad debt in fixed-line, the Company was able to deliver stable EBITDA in 2Q12 over the previous year and an increase in EBITDA margin.

From a commercial perspective the second quarter was particularly strong in mobile where WIND, thanks to a highly successful summer campaign, achieved 75% share of net additions by MNO’s in the market. The impressive performance in gross additions, more than offset the MNP churn impact and was achieved with a reduction in acquisition costs in the period. It is worth noting that despite the challenging economic environment in 2Q12 WIND’s customers continued to increase their voice and SMS usage. In the second quarter WIND continued to deliver strong results in the core data market with growth in mobile Internet revenues of 50% YoY, messaging revenues up 10% and fixed broadband revenues up 4% (+12% in core LLU BB segment).

The further cut in MTRs from 5.2 Eurocent to 2.5 Eurocent effective from July 1, 2012 is expected to increase pressure on the top-line in the second half of the year. Early evidence from July confirms this negative impact on revenues.

KEY DEVELOPMENTS 2Q12

•	Total revenues declined 1% YoY to EUR 1,383 million with an underlying growth (excl. MTR cut) of 2%.

•	EBITDA in 2Q12 was stable at EUR 524 million, delivering an increase in overall margin to 37.9%.

•

Capex in 2Q12, excluding LTE spectrum, was EUR 217 million mainly invested in expanding coverage and capacity on the HSDPA mobile network and increasing the backhauling capacity to support the strong growth in data. In the quarter WIND continued its site sharing initiatives.

•

Mobile subscriber growth remained strong in 2Q12 driven by the success of WIND’s summer campaign, with a 3% increase in subscriber base to over 21.2 million. Mobile broadband also delivered a strong performance in the period with consumer subscribers increasing by more than 10% YoY. Mobile churn remained high, mainly driven by the continued market focus on MNP promotions to acquire new subscribers.

•

Mobile data ARPU grew over 15% YoY to EUR 3.8 representing 26% of the total ARPU of EUR 15.0. Voice ARPU declined over the previous year mainly as a result of the reduction in incoming revenues, driven by the MTR cut, the ongoing success of WIND’s data only SIM card offerings for tablets, PCs and dongles which do not generate voice revenues and competitive intensity.

•

In fixed-line the focus on the direct market was increasingly visible with voice subscribers growing 2% to 3.19 million, driven by a 6% increase in higher value direct voice subscribers, to over 2.5 million, only partially offset by the decrease in indirect customers. The broadband segment continued to perform strongly with subscribers growing by over 7% to 2.24 million, driven by a 10% increase in LLU Broadband customers, in line with the Company’s strategy. Dual-play subscribers grew over 10% YoY to 1.86 million.

•

Fixed-line ARPU decreased by 7% to EUR 31.2 in 2Q12 driven by the above-mentioned decline of pay per use traffic and prices, coupled with promotional activity resulting from competitive pressure. Broadband ARPU declined marginally to EUR 18.5.

VimpelCom Ltd. 2Q 2012	10

ITALY KEY INDICATORS*

  Euro mln

	2Q12	2Q11	YoY
Total operating revenues	1,383	1,399	-1%
Total operating expenditures	859	873	-2%
EBITDA	524	526	0%
EBITDA margin	37.9%	37.6%
Capex	243	234	4%
Capex / revenues	18%	17%

Mobile
Total revenues	1,015	1,029	-1%
Subscribers (‘000)	21,225	20,559	3%
- of which mobile broadband (‘000) (1)	4,444	4,030	10%
ARPU (€)	15.0	16.0	-6%
MOU	209	198	5%

Fixed
Total revenues	368	370	-1%
Total voice subscribers (‘000)	3,189	3,128	2%
Total fixed-line ARPU (€)	31.2	33.4	-7%
Broadband subscribers (‘000)	2,236	2,082	7%
Broadband ARPU (€)	18.5	19.2	-4%
Dual-play subscribers (‘000)	1,862	1,689	10%

(1) Mobile broadband includes consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G

CANADA

In 2Q12, Wind Mobile continued its “Value Plus” strategy execution, adding primarily postpaid subscribers while carefully managing prepaid economics for both voice and mobile broadband customers.

Wind Mobile continues to grow its market share on a normalized basis for its coverage by adding 42 thousand subscribers during the second quarter, growing its active subscriber base to 457 thousand, an increase of 44% YoY.

The company maintained a special focus on handsets, continuing to target the needs of its “Value Plus” customer segment. Wind Mobile focused on raising awareness with the “WINDimonial” mixed media advertising campaign, shining a spotlight on over 450,000 customers by featuring real customer testimonials.

The company continued to expand its network by launching in the city of Barrie and paid special focus on improving its quality in existing markets, increasing its on Air site count to more than 1,200 sites.

The Telecom Act was amended effective June 29, 2012 to remove foreign investment restrictions for telecom companies that hold less than a 10% share of the total Canadian telecom market. Companies that are successful in growing their market share to greater than 10% organically (i.e., other than by way of merger or acquisitions) will continue to be exempt from the restrictions.

CANADA KEY INDICATORS

	2Q12	2Q11	YoY
Subscribers (‘000)	457	317	44%
ARPU (CAD)	27.7	27.8	0%

VimpelCom Ltd. 2Q 2012	11

BUSINESS UNIT AFRICA & ASIA – FINANCIAL AND OPERATING RESULTS

—      Revenues of USD 953 million with organic growth of 8% YoY

—      EBITDA of USD 466 million with organic growth of 13% YoY

—      EBITDA margin up 6.0 p.p. YoY to 48.9%, mainly resulting from cost savings

—      Subscriber base increased by 15% YoY to more than 84 million

Revenues in the Africa & Asia Business Unit had organic growth of 8% YoY and were adversely impacted by local currency devaluation against the USD in the main operating units, leading to stable reported revenues YoY. Organic growth in revenues was driven by strong subscriber growth and an increase in data and VAS uptake in our key subsidiaries in Algeria, Pakistan and Bangladesh. EBITDA amounted to USD 466 million, achieving organic growth of 13%, as a result of cost savings in our major subsidiaries, mainly driven by Pakistan.

ALGERIA (“DJEZZY”)

Djezzy grew its subscriber base by 11% YoY, driven by strong subscriber acquisitions coupled with the “Imtiyaz” loyalty program aimed at customer retention. Despite the challenging operating and regulatory environment, revenues increased by 4% in local currency terms, mostly due to higher subscriber growth in 1Q12 coupled with ongoing customer retention programs. EBITDA increased 6% YoY in local currency terms, as a result of continued cost savings. Capex remained low due to the on-going ban on foreign currency transfers preventing the payment of essential suppliers and importation of equipment critical to network maintenance and necessary expansion. Nevertheless, Djezzy maintained its leadership position with a 57% subscriber market share.

PAKISTAN (“MOBILINK”)

Mobilink increased its subscriber base despite intense competition in the market, by 8% YoY. However, during 2Q12, growth in the Pakistani market was capped due to regulatory developments following the implementation of a new regime for registering and activating new SIM cards. Revenues grew 9% YoY in local currency terms as a result of increased data and VAS uptake as well as tariff adjustments. Consequently, ARPU remained stable YoY in local currency terms. EBITDA exhibited an increase of 19% in local currency terms, due to improved cost control measures for cost of sales and tariff optimization.

As a result, EBITDA margin improved by 3.9 p.p. YoY, a testament to strong operational excellence initiatives across the board, leading to profitable growth, a pillar of the Value Agenda. The slowdown in capacity roll-out for the network in anticipation of the network modernization, led to a decline of 41% in Capex.

BANGLADESH (“BANGLALINK”)

banglalink’s subscriber base increased by more than 26% YoY, surpassing the 25 million mark. Revenues achieved a remarkable growth of 24% in local currency terms, driven by a larger subscriber base, in addition to a higher level of VAS and data adoption. ARPU remained relatively stable in local currency terms and was preserved through a particular focus on VAS and data offerings. EBITDA increased 11% in local currency terms, mostly attributable to higher revenues for the quarter. In order to accommodate banglalink’s growing subscriber base, Capex increased by 143%.

SUB SAHARAN AFRICA (“TELECEL GLOBE”)

Telecel Globe subscribers grew by 34% compared to 2Q11, mostly driven by additions to the subscriber base in Zimbabwe and supported by market leadership positions in Burundi and CAR. Capex decreased by 43% for 2Q12, as part of the efforts exerted to optimize the capital investment as a pillar of the Value Agenda, namely capital efficiency, when compared with the aggressive 3G roll-out and network expansion investments implemented during 2011.

SOUTH EAST ASIA

Subscribers in the South East Asia cluster increased 45% YoY on a comparative basis after the exclusion of Vietnam subscribers from 2011. In Laos, market seasonality had an adverse impact on usage for the quarter, while in Cambodia subscriber acquisition and VAS activity was on the rise despite a general market slowdown during 2Q12.

VimpelCom Ltd. 2Q 2012	12

AFRICA & ASIA* KEY INDICATORS

USD mln
	2Q12	2Q11	YoY
Total operating revenues	953	949	0%
Total operating expenditures	487	542	-10%
EBITDA	466	407	14%
EBITDA margin	48.9%	42.9%
Capex	86	102	-16%
Capex / revenues	9%	11%
Mobile Subscribers (‘000)	84,432	73,370	15%

* Africa & Asia operations include operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia. For details per country unit please see Attachment B

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	2Q12	2Q11	YoY
Total operating revenues	35.8	34.4	4%
EBITDA	21.6	20.4	6%
EBITDA margin	60.3%	59.2%
PAKISTAN
PKR bln
	2Q12	2Q11	YoY
Total operating revenues	27.2	24.9	9%
EBITDA	12.0	10.0	19%
EBITDA margin	44.1%	40.2%
BANGLADESH
BDT bln
	2Q12	2Q11	YoY
Total operating revenues	11.6	9.4	24%
EBITDA	4.4	4.0	11%
EBITDA margin	38.0%	42.8%

VimpelCom Ltd. 2Q 2012	13

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

—      Revenues declined 1% YoY to UAH 3.2 billion, materially impacted by transition to bundled tariff plans

—      Growth in fixed-line revenue continued with 10% YoY growth; mobile revenue declined 2% YoY

—     EBITDA declined by 10% YoY to UAH 1.6 billion; EBITDA margin at 50.2%

—     Mobile subscriber base up 2% YoY to 25.1 million

—     Fixed residential broadband subscriber base grew 71% YoY to 501 thousand

The Ukraine Business Unit continued to invest in its market position in the mobile segment through the continued transition to bundles. VimpelCom has been successful in maintaining its market share. The Company expects the migration to bundles to have a temporary negative effect on ARPU and margins. The negative effects of this transition have been partly offset by accelerating fixed-line revenue growth. This overall negative effect is expected to persist for the remainder of 2012, although with an improving trend towards the end of the year.

•	Total revenues declined 1% YoY to UAH 3.2 billion due to a 2% decline in mobile revenues, partly offset by 10% growth in fixed-line revenues.

•	Mobile revenues were down 2% YoY mainly due to the declining ARPU as a result of the transition to bundles.

•

VimpelCom has been able to maintain its market position in 2Q12 and increased its active mobile subscriber base by 2% YoY to 25.1 million. The churn reduction program is showing good results with churn declining QoQ.

•

Fixed-line revenues increased by 10% YoY, mainly due to an 81% increase in fixed residential broadband revenue driven by a significant increase in the fixed residential broadband subscriber base of 71% YoY to 501 thousand, resulting from increased buildings coverage and active sales in already connected buildings.

•

EBITDA declined 10% YoY to UAH 1.6 billion, primarily due to lower mobile service revenues and higher interconnect costs caused by the growth of outgoing off-net mobile traffic, as well as increased operational costs, mainly related to network and IT, affected by network development and inflation. EBITDA margin decreased by 4.6 p.p. YoY to 50.2%, with lower margin fixed-line revenue also impacting the overall EBITDA margin.

•	Capex was at the same level as 2Q11 and in line with the infrastructure optimization program in the framework of the Value Agenda.

•

VimpelCom is taking actions to improve sales and margins in the coming 12 months. The Company has started accelerated pricing initiatives to improve service mobile revenue trends from 4Q12 onwards. Initiatives are focused on up-selling low and medium ARPU customers after they have transitioned to bundles. The Company has also launched sales excellence programs with regional differentiation in dealer commissions and tariffs. In addition to these measures, VimpelCom continues to focus on optimizing its cost base in order to control operational costs and maintain efficiency. With the aforementioned measures the Company expects that the operating performance of the business in the Ukraine will improve substantially in 2013.

VimpelCom Ltd. 2Q 2012	14

UKRAINE KEY INDICATORS
UAH mln
	2Q12	2Q11	YoY
Total operating revenues	3,247	3,287	-1%
Total operating expenditures	1,616	1,485	9%
EBITDA	1,630	1,802	-10%
EBITDA margin	50.2%	54.8%
Capex	462	463	0%
Capex / revenues	14%	14%

Mobile
Mobile total operating revenues	2,977	3,042	-2%
Mobile subscribers (‘000)	25,132	24,695	2%
Mobile ARPU (UAH)	39.0	41.0	-5%
MOU	493	474	4%

Fixed-line
Fixed-line total operating revenues	269	245	10%
Fixed-line broadband revenues	65	36	81%
Fixed-line broadband subscribers (‘000)	501	293	71%
Fixed-line broadband ARPU (UAH)	45.1	46.2	-2%

VimpelCom Ltd. 2Q 2012	15

BUSINESS UNIT CIS – FINANCIAL AND OPERATING RESULTS

—    Revenue reached USD 411 million with organic growth of 10% YoY

—    Mobile data revenue growth of 57% YoY to USD 28 million

—    EBITDA of USD 182 million with organic growth of 11% YoY; EBITDA margin of 44.3%

—   Mobile subscribers up 17% to 20.5 million

—   Mobile broadband subscribers up 30% to 9.7 million

—   Fixed broadband subscribers almost doubled to 256 thousand

The CIS markets delivered double digit organic growth in revenue and EBITDA in 2Q12. EBITDA margin declined slightly YoY, but improved over 1Q12 as result of the operational excellence program. In the CIS, in particular in Kazakhstan, competition is increasing, but the Company has been able to strengthen its market position in its key markets in 2Q12 by improving the quality of its subscriber base. The subscriber base and traffic are growing as a result of increasing penetration and strong data growth is outpacing the slowdown in voice growth. The fixed-line broadband subscriber base nearly doubled YoY and is another pillar of the strong organic revenue growth for this quarter.

•

In 2Q12, total revenues grew 10% organically YoY, with main contributions coming from Kazakhstan, Uzbekistan and Kyrgyzstan. Reported revenues increased 6% YoY to USD 411 million mainly due to currency movements.

•	Total mobile revenue increased organically by 11% YoY in 2Q12 supported by significant data growth resulting from increasing data services consumption which more than offset the slowdown in voice growth and decline in revenue from sales of devices.
•	Total fixed-line revenue decreased 5% YoY in 2Q12, impacted mainly by voice and wholesale revenue declines in Armenia and Tajikistan.
•	EBITDA reached USD 182 million growing 11% YoY on an organic basis and 4% on a reported basis, driven by strong growth in Uzbekistan and Kyrgyzstan.
•	EBITDA margin of 44.3% in 2Q12 was 0.7 p.p. lower than 2Q11, primarily impacted by intensified competition in key markets, but control of operational costs provided evident improvements QoQ.
•

Capex decreased by 20% YoY in 2Q12 in line with investment plans. The Company’s main investment projects, focused on continued data development, are on schedule and network expansion continues to support both traffic and revenue growth.

KAZAKHSTAN

Kazakhstan, the largest market in the CIS, achieved organic revenue growth of 4% YoY in 2Q12. Growth was affected by the competitive environment and a limitation on tariffs introduced by the regulator, which resulted in an APPM decline. VimpelCom protected its market position by focusing on the quality of subscribers and on mobile broadband subscriber growth improving ARPU QoQ and increasing data revenue YoY and QoQ. Mobile subscribers grew 9% YoY and mobile broadband subscribers increased by 15% YoY. EBITDA margin declined by 1.8 p.p. YoY, however EBITDA in local currency grew by 0.3% YoY to 47.0%, improving from the YoY decline in 1Q12.

UZBEKISTAN

In Uzbekistan, the subscriber base continued to grow strongly, up 31% YoY, with record mobile internet user growth of 53% YoY. Revenue was up 35% YoY in 2Q12,

supported by 121% YoY mobile data revenue growth. EBITDA margin was 50.6%, a sharp increase YoY, as a result of a change in tariff terms in the market and implementation of a cost efficiency program.

ARMENIA

Revenues in Armenia declined organically by 8% YoY in 2Q12, as a result of macro-economic conditions, stagnating voice revenues and a lower level of terminated traffic in the fixed-line segment. The 9% decrease in mobile revenues was mainly attributable to lower sales of handsets and to the slowdown of interconnect revenues. Fixed and mobile data services, however, demonstrated strong growth both in revenue and subscribers. EBITDA declined by 9% YoY and EBITDA margin was down 0.4 p.p. YoY to 37.9%.

VimpelCom Ltd. 2Q 2012	16

KYRGYZSTAN

Kyrgyzstan continued to show positive dynamics in revenue and EBITDA growth. Organic revenue grew 18%, supported by strong subscriber base growth of 13%, and EBITDA grew organically by 24% YoY, resulting in an increasing EBITDA margin in local currency of 55.4%, the highest among CIS countries. ARPU was flat YoY in 2Q12. Mobile broadband subscriber growth of 47% YoY coupled with the increase in mobile data usage resulted in a significant mobile data revenue growth, up 121% YoY.

TAJIKISTAN

In Tajikistan, revenues increased by 2% YoY for 2Q12, while EBITDA declined by 3% YoY due to a slowdown in international interconnect traffic leading to a 2.3 p.p. decline in EBITDA margin to 49.6%. The Company’s market position has improved in 2Q12. Data revenue grew by

154% supported by an increase in mobile broadband subscribers of 33% and an increase in average revenue per data user, in line with increasing usage of data services

GEORGIA

Georgia delivered strong results in 2Q12, with subscriber base growth of 26%, organic revenue growth of 19% and a 47% increase in EBITDA YoY in 2Q12, despite APPM erosion due to the competitive environment. EBITDA margin increased 5 p.p. YoY to 27.1%.

CIS* KEY INDICATORS
USD mln
	2Q12	2Q11	YoY
Total operating revenues	411	389	6%
Total operating expenditures	228	214	7%
EBITDA	182	175	4%
EBITDA margin	44.3%	45.0%
Capex	105	132	-20%
Capex / revenues	26%	34%

Mobile
Mobile subscribers (‘000)	20,522	17,594	17%
- of which mobile broadband (‘000)	9,677	7,441	30%
Fixed
Fixed-line broadband subscribers (‘000)	256	132	94%
Fixed-line broadband revenues	11	7	57%

* CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia.

For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln
	2Q12	2Q11	YoY
Total operating revenues	30,746	29,529	4%
EBITDA	14,456	14,414	0%
EBITDA margin	47.0%	48.8%
UZBEKISTAN
USD mln
	2Q12	2Q11	YoY
Total operating revenues	89	66	35%
EBITDA	45	28	61%
EBITDA margin	50.6%	42.9%

VimpelCom Ltd. 2Q 2012	17

CONFERENCE CALL INFORMATION

On August 15, 2012, the Company will host an analyst & investor conference call on its second quarter 2012 results. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number:	+1 (877) 616-4476
International call-in number:	+1 (402) 875-4763

The conference calls replay and the slide presentation webcasts will be available until August 29, 2012. The slide presentations will also be available for download on the Company’s website.

Investor and analyst call replay
US Replay number:	+1 (855) 859-2056
Confirmation code :	15408629

International replay:	+1 (402) 875-4763
Confirmation code :	15408629

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Remco Vergeer

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Mamdouh Abd Elwahab

otinvestorrelations@otelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS Bobby Leach Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 2Q 2012	18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s financial performance objectives, development plans and anticipated performance, particularly in the Ukraine. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected, that we are unable to realize the synergies anticipated from the transaction and other risks and uncertainties that are beyond the Company’s control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2012 VimpelCom had 208 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

VimpelCom Ltd. 2Q 2012	19

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Interim Financial Statements	21

Attachment B	Country units key indicators CIS and Africa & Asia	24

Attachment C	Reconciliation Tables	27
	Average Rates of Functional Currencies to USD

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	29

Attachment E	Definitions	30

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2012.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 2Q 2012	20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME (ACTUAL)

(In millions of USD, except per share amounts)	2Q12	2Q11	1H12	1H11

Service revenues	5,534	5,401	10,970	8,073
Sale of equipment and accessories	143	134	276	200
Other revenues	68	1	118	3

Total operating revenues	5,745	5,536	11,364	8,276

Operating expenses
Service costs	1,192	1,380	2,418	2,004
Cost of equipment and accessories	145	146	280	228
Selling, general and administrative expenses	1,927	1,757	3,874	2,588
Depreciation	720	717	1,447	1,140
Amortization	522	585	1,054	728
Impairment loss	6	-	-	-
Loss on disposals of non-current assets	41	14	84	24

Total operating expenses	4,553	4,599	9,157	6,712

Operating profit	1,192	937	2,207	1,564

Finance costs	516	445	1,000	586
Finance income	(40)	(20)	(81)	(35)
Other non-operating losses/(gains)	(24)	37	2	31
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	12	19	28	(25)
Net foreign exchange (gain)/loss	(1)	33	(64)	(65)

Profit before tax	729	423	1,322	1,072

Income tax expense	247	166	486	295

Profit for the period	482	257	836	777

Attributable to:
The owners of the parent	488	235	806	735

Non-controlling interest	(6)	22	30	42

	482	257	836	777

Earnings per share
Basic, profit for the period attributable to ordinary equity holders of the parent	$0.30	$0.15	$0.50	$0.51

Diluted, profit for the period attributable to ordinary equity holders of the parent	$0.30	$0.15	$0.50	$0.51

VimpelCom Ltd. 2Q 2012	21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ACTUAL)

(In millions of USD)	30 June 2012, unaudited	31 December 2011, audited

Assets
Non-current assets
Property and equipment	14,699	15,165
Intangible assets	10,874	11,825
Goodwill	16,422	16,776
Investments in associates and joint ventures	421	388
Deferred tax asset	399	386
Financial assets	1,761	1,536
Other non-financial assets	30	92

Total non-current assets	44,606	46,168

Current assets
Inventories	172	227
Other non-financial assets	1,356	1,320
Trade and other receivables	2,551	2,711
Current income tax asset	222	293
Other financial assets	749	345
Cash and cash equivalents	2,883	2,325

Total current assets	7,933	7,221

Assets classified as held for sale	4	650

Total assets	52,543	54,039

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	13,942	14,037
Non-controlling interests	703	865

Total equity	14,645	14,902

Non-current liabilities
Financial liabilities	25,746	25,724
Provisions	516	402
Other non-financial liabilities	446	442
Deferred tax liability	1,548	1,624

Total non-current liabilities	28,256	28,192

Current liabilities
Trade and other payables	3,779	4,566
Dividend payables	554	-
Other non-financial liabilities	2,186	2,030
Other financial liabilities	2,865	3,118
Current income tax payable	199	399
Provisions	59	182

Total current liabilities	9,642	10,295

Liabilities associated with assets held for sale	-	650

Total equity and liabilities	52,543	54,039

VimpelCom Ltd. 2Q 2012	22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (ACTUAL)

(In millions of USD)	2Q12	1H12	1H11

Operating activities
Profit after tax	482	836	777
Tax expense	247	486	295
Profit/(loss) from discontinued operations	-	-	-

Profit before tax	729	1,322	1,072

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation	720	1,447	1,140
Amortization	522	1,054	728
Impairment loss/(gain)	6	-	-
Loss on disposals of non-current assets	41	84	24
Finance income	(40)	(81)	(35)
Finance costs	516	1,000	586
Other non-operating losses	(24)	2	31
Net foreign exchange gain (income)	(1)	(64)	(65)
Share of loss / (profit) of associate	12	28	(25)
Movements in provisions and pensions	7	13	-
Cash from operations	2,488	4,805	3,456

Working capital adjustments:
Change in trade and other receivables and prepayments	32	(110)	3
Change in inventories	11	11	179
Change in trade and other payables	(37)	(132)	(480)
Interest paid	(651)	(1,059)	(518)
Interest received	11	107	35
Income tax paid	(503)	(664)	(341)

Net cash flows from operating activities	1,351	2,958	2,334

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets	8	15	58
Purchase of property, plant and equipment and intangible assets	(908)	(1,780)	(1,523)
Payments of loans granted	(28)	(78)	-
Receipts/(payments) from deposits and loans granted	(434)	(433)	151
Receipts from/(investments in) associates	3	3	13
Proceeds from sales of share in subsidiaries, net of cash	(82)	(82)	-
Acquisition of subsidiaries, net of cash acquired	-	(1)	(1,003)

Net cash flows used in investing activities	(1,441)	(2,356)	(2,304)

Financing activities
Net proceeds from exercise of share options	-	-	-
Acquisition of non-controlling interest	-	(9)	-
Proceeds from borrowings net of fees paid	783	2,195	8,390
Repayment of borrowings	(1,707)	(2,170)	(5,807)
Purchase of treasury shares	-	-	(4)
Proceeds from sale of treasury stock	2	3	-
Dividends paid to equity holders of the parent	-	-	(500)
Dividends paid to non-controlling interests	-	-	-

Net cash flows used in financing activities	(922)	19	2,079

Net increase in cash and cash equivalents	(1,012)	621	2,109
Net foreign exchange difference	(138)	(63)	51
Cash and cash equivalents re-classified as held for sale	-	-	145
Cash and cash equivalents at beginning of period	4,033	2,325	885

Cash and cash equivalents at end of period	2,883	2,883	3,190

VimpelCom Ltd. 2Q 2012	23

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	2Q12	2Q11	YoY
Total operating revenues	35.8	34.4	4%
EBITDA	21.6	20.4	6%
EBITDA margin	60.3%	59.2%
Capex (USD)	10	10	2%
Capex / revenues (USD)	29%	29%

Mobile
Subscribers (‘000)	17,748	15,964	11%
ARPU	660	711	-7%
MOU	267	290	-8%

PAKISTAN
PKR bln
	2Q12	2Q11	YoY
Total operating revenues	27.2	24.9	9%
EBITDA	12.0	10.0	19%
EBITDA margin	44.1%	40.2%
Capex (USD)	31	52	-41%
Capex / revenues (USD)	113%	209%

Mobile
Subscribers (‘000)	35,953	33,378	-8%
ARPU	246	247	-1%
MOU	214	210	2%

BANGLADESH
BDT bln
	2Q12	2Q11	YoY
Total operating revenues	11.6	9.4	24%
EBITDA	4.4	4.0	11%
EBITDA margin	38.0%	42.8%
Capex (USD)	35	14	143%
Capex / revenues (USD)	297%	150%

Mobile
Subscribers (‘000)	25,491	20,203	26%
ARPU	151	153	-1%
MOU	231	208	11%

SUB SAHARAN AFRICA (TELECEL GLOBE)
USD mln
	2Q12	2Q11	YoY
Total operating revenues	22.9	23.9	-4%
EBITDA	9.3	1.8	411%
EBITDA margin	40.5%	7.5%

Mobile
Subscribers (‘000)	3,736	2,789	34%

SEA (CONSOLIDATED)
USD mln
	2Q12	2Q11	YoY
Total operating revenues	13.1	17.8	-26%
EBITDA	(3)	(37)	n.m.
EBITDA margin	-22%	-210%

Mobile
Subscribers (‘000)	1,504	1,037	45%

VimpelCom Ltd. 2Q 2012	24

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN KZT mln
	2Q12	2Q11	YoY
Total operating revenues	30,746	29,529	4%
EBITDA	14,456	14,414	0%
EBITDA margin	47.0%	48.8%
Capex (USD)	45	68	-34%
Capex / revenues (USD)	22%	34%

Mobile
Subscribers (‘000)	8,497	7,831	9%
ARPU (KZT)	1,137	1,249	-9%
MOU	211	144	47%
ARMENIA AMD mln
	2Q12	2Q11	YoY
Total operating revenues	16,021	17,490	-8%
EBITDA	6,065	6,699	-9%
EBITDA margin	37.9%	38.3%
Capex (USD)	4	6	-33%
Capex / revenues (USD)	11%	13%

Mobile
Subscribers (‘000)	771	733	5%
ARPU (AMD)	2,741	3,089	-11%
MOU	279	262	6%
UZBEKISTAN USD mln
	2Q12	2Q11	YoY
Total operating revenues	89	66	35%
EBITDA	45	28	61%
EBITDA margin	50.6%	42.9%
Capex (USD)	36	27	33%
Capex / revenues (USD)	41%	40%

Mobile
Subscribers (‘000)	7,031	5,347	31%
ARPU (USD)	4	4	0%
MOU	433	413	5%
TAJIKISTAN USD mln
	2Q12	2Q11	YoY
Total operating revenues	26	26	2%
EBITDA	13	14	-3%
EBITDA margin	49.6%	51.9%
Capex (USD)	7	7	0%
Capex / revenues (USD)	27%	28%

Mobile
Subscribers (‘000)	957	870	10%
ARPU (USD)	9	9	0%
MOU	246	234	5%

VimpelCom Ltd. 2Q 2012	25

GEORGIA GEL mln
	2Q12	2Q11	YoY
Total operating revenues	30	25	19%
EBITDA	8	6	47%
EBITDA margin	27.1%	22.1%
Capex (USD)	4	9	-56%
Capex / revenues (USD)	24%	56%

Mobile
Subscribers (‘000)	899	712	26%
ARPU (GEL)	11	11	0%
MOU	234	224	4%
KYRGYZSTAN KGS mln
	2Q12	2Q11	YoY
Total operating revenues	1,896	1,603	18%
EBITDA	1,050	847	24%
EBITDA margin	55.4%	52.8%
Capex (USD)	8	15	-47%
Capex / revenues (USD)	19%	43%

Mobile
Subscribers (‘000)	2,368	2,102	13%
ARPU (KGS)	264	261	1%
MOU	289	319	-9%

VimpelCom Ltd. 2Q 2012	26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (PRO FORMA)

USD mln
	2Q12	2Q11	1H12	1H11

Unaudited pro forma
EBITDA	2,481	2,441	4,792	4,726

Depreciation	(720)	(778)	(1,447)	(1,508)
Amortization	(522)	(667)	(1,054)	(1,332)
Impairment (loss)/gain	(6)	-	-	23
Loss on disposals of non-current assets	(41)	(14)	(84)	(24)

EBIT	1,192	982	2,207	1,885

Financial Income and Expenses	(476)	(470)	(919)	(934)
- including finance income	40	39	81	75
- including finance costs	(516)	(509)	(1,000)	(1,009)
Net foreign exchange (loss)/gain and others	13	(77)	34	107
- including Other non-operating (losses)/gains	24	(47)	(2)	(47)
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	(12)	(24)	(28)	(8)
- including Net foreign exchange (loss)/gain	1	(6)	64	162

Profit before tax	729	435	1,322	1,058

Income tax expense	(247)	(176)	(486)	(361)

Profit for the period	482	259	836	697

Profit for the period attributable to non-controlling interest	6	8	(30)	20

Net income	488	267	806	717

*See also the supplementary file Factbook2Q2012.xls on our website at

http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 2Q 2012	27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (ACTUAL)

USD mln
	2Q12	2Q11	1H12	1H11
Unaudited

EBITDA	2,481	2,253	4,792	3,456

Depreciation	(720)	(717)	(1,447)	(1,140)
Amortization	(522)	(585)	(1,054)	(728)
Impairment (loss)/gain	(6)	-	-	-
Loss on disposals of non-current assets	(41)	(14)	(84)	(24)

EBIT	1,192	937	2,207	1,564

Financial Income and Expenses	(476)	(425)	(919)	(551)
- including finance income	40	20	81	35
- including finance costs	(516)	(445)	(1,000)	(586)
Net foreign exchange (loss)/gain and others	13	(89)	34	59
- including Other non-operating (losses)/gains	24	(37)	(2)	(31)

- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	(12)	(19)	(28)	25
- including Net foreign exchange (loss)/gain	1	(33)	64	65

Profit before tax	729	423	1,322	1,072

Income tax expense	(247)	(166)	(486)	(295)

Profit for the period	482	257	836	777

Profit for the period attributable to non-controlling interest	6	(22)	(30)	(42)

Profit for the period attributable to the owners of the parent	488	235	806	735

*See also the supplementary file Factbook2Q2012.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

ORGANIC GROWTH REVENUE AND EBITDA (PRO FORMA)

	2Q12 versus 2Q11

	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	8%	-11%	-3%	12%	-11%	1%
Europe & NA	-1%	-11%	-12%	0%	-11%	-11%
Ukraine	-1%	0%	-1%	-10%	0%	-10%
Africa & Asia	8%	-8%	0%	13%	1%	14%
CIS	10%	-4%	6%	11%	-7%	4%
Total	4%	-8%	-4%	8%	-6%	2%

VimpelCom Ltd. 2Q 2012	28

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT (ACTUAL)

USD mln	2Q12	1Q12
Net debt	23,067	24,339
Cash and cash equivalents	2,883	4,033
Long - term and short-term deposits	609	219
Gross debt	26,559	28,591
Interest accrued related to financial liabilities	558	450
Fair value adjustment	228	148
Discounts, unamortized fees related to financial liabilities	(147)	(103)
Unamortised fair value adjustment under acquisition method of accounting	841	909
Derivatives not designated as hedges	415	403
Derivatives designated as hedges	157	173
Total other financial liabilities	28,611	30,570

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	YTD12	YTD11	YoY	YTD12	FY2011	Delta
Russian Ruble	30.64	28.62	-6.6%	32.82	32.20	-1.9%
Euro	0.77	0.71	-7.4%	0.79	0.77	-2.5%
Algerian Dinar	75.56	72.47	-4.1%	79.03	75.33	-4.7%
Pakistan Rupee	91.37	85.40	-6.5%	94.58	89.95	-4.9%
Bangladeshi Taka	82.30	72.37	-12.1%	81.82	81.83	0.0%
Ukrainian Hryvnia	7.99	7.96	-0.4%	7.99	7.99	0.0%
Kazakh Tenge	148.15	146.00	-1.5%	149.42	148.40	-0.7%
Armenian Dram	394.78	370.09	-6.3%	418.01	385.77	-7.7%
Kyrgyz Som	46.87	46.79	-0.2%	47.24	46.48	-1.6%

  *Functional currencies in Tajikistan, Uzbekistan and Cambodia are USD.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	1H12	1H11	Change
Total operating revenues	2,729	2,750	-0.7%
EBITDA	1,012	1,023	-1%
D&A	(550)	(508)	8%
EBIT	462	514	-10%
Financial Income and expenses	(456)	(406)	12%
EBT	6	109	-94%
Income Tax	(84)	(88)	-5%
Profit/(Loss) from discontinued operations	-	6	n.m.
Net income	(78)	26	n.m.

VimpelCom Ltd. 2Q 2012	29

ATTACHMENT E: DEFINITIONS

EBITDA and EBITDA Margin are non-GAAP financial measures. VimpelCom calculates EBITDA as profit for the period before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table above. Our Russia Business Unit excludes certain expenses from their EBITDA. EBITDA margin is calculated as EBITDA divided by total operating revenues. EBITDA and EBITDA margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA and EBITDA margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. EBITDA and EBITDA margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to profit for the period, the most directly comparable IFRS financial measure, is presented in Attachment C.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization, impairment loss and loss on disposals of non-current assets. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and costs and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to profit for the period, the most directly comparable IFRS financial measure, is presented in Attachment C. EBIT equals operating profit.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange loss, Shares of loss/(profit) of associates and joint ventures accounted for using the equity method, and Other non-operating losses/(gains). Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

Net income equals profit for the period attributable to the owners of the parent.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For business unit Africa & Asia (except SEA) visitors roaming revenue is excluded from service revenues.

APPM (Average Price Per Minute) is a measure used by management to assess the average price our mobile subscribers pay for using our mobile services.

MTR (Mobile Termination Rate) is a rate a mobile operator receives from other operators for terminating calls on its mobile network.

MNP (Mobile Number Portability) is an option for mobile subscribers to retain their mobile phone number when switching from one mobile operator to another.

VimpelCom Ltd. 2Q 2012	30

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies. Italian subsidiary measures broadband subscribers based on the number of active contracts signed. Russian business unit includes IPTV activities.

Capital expenditures (Capex), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into business unit Africa & Asia and subscribers of all our Canada equity investee into business unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Net debt is a non GAAP financial measure and is calculated as gross debt represented by principal amounts of interest bearing loans, bonds, equipment financing and loans from others minus cash and cash equivalents, as well as long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation or as an alternative to other financial liabilities, or any other measure of the company financial position. Reconciliation of net debt to other financial liabilities, the most directly comparable GAAP financial measure, is presented in Attachment C.

Reportable segments, the Company identified Russia, Europe and North America, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

Organic growth Revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as business under liquidation, disposals, mergers and acquisitions. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends. Reconciliation of organic growth of revenue and EBITDA to reported growth of revenue and EBITDA is presented in Attachment C.

VimpelCom Ltd. 2Q 2012	31

1 2Q 2012 Presentation Amsterdam, August 15 , 2012 Jo Lunder - CEO Henk van Dalen - CFO th

2
Disclaimer
This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's financial performance objectives, development plans and anticipated performance, particularly in the Ukraine. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected, that we are unable to realize the synergies anticipated from the transaction and other risks and uncertainties that are beyond the
Company’s control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the U.S.
Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

3
Key results 2Q12
*   Comparisons with 2Q11 on a Pro Forma basis and IFRS
Revenues
*
(USD billion)
5.7
(+4% organic)
EBITDA
*
(USD billion)
2.5
(+8% organic)
EBITDA margin
*
(%)
43.2
(+2.6 p.p.)
Net income
*
(USD million)
488
(+83%)
Total mobile subscriber
Base
*
(million)
208
(+8%)
Net cash from operating
activities (USD billion)
1.35
Double digit organic EBITDA growth in Russia,
Asia & Africa and CIS
Positive operational development continues in Russia
Continue to outperform competitors in Italy
Transition year in Ukraine, pressure on margins
due to migration to bundled tariff plans
Highlights

4 Business Units Performance

5
Russia Performance 2Q12
Revenues
(RUB billion)
71.0
69.6
65.2
+8% YoY
67.0
EBITDA and EBITDA Margin
(RUB billion)
+12% YoY
CAPEX CAPEX / Revenue
CAPEX
*
(RUB billion)
Highlights:
*    Capex excluding licenses
70.3
EBITDA EBITDA Margin
Positive operational development continued in 2Q12
Solid revenue increase of 8% YoY with strong growth in data
EBITDA increase of 12% YoY
EBITDA margin growth of 1.6 p.p. to 43.1%, the highest in the last 5 quarters
Operational excellence program of RUB 5 billion in annualized savings ahead of schedule
LTE license awarded with services expected to launch in 2013
54.4
58.1 59.0
55.6
57.9
10.8
11.5
12.0
11.4
12.3
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
27.1 27.9
26.4
27.7
30.3
41.5%
40.0%
37.1%
41.3%
43.1%
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
59.8
15.3
54.3
22%
11%
21%
FY 11 2Q 12 YTD 2Q 12 LTM
Mobile Fixed-line

6
Italy Performance 2Q12
Revenues
(EUR million)
Total revenues -1% YoY
Revenue excluding MTR cut +2% YoY
EBITDA and EBITDA Margin
(EUR million)
Stable YoY
CAPEX
*
(EUR billion)
CAPEX CAPEX / Revenue
1,424
1,397 1,399
1,346
*    Capex excluding licenses
1,383
EBITDA EBITDA Margin
857 898 906 851 875
172 127
131
132
140
370
371
387
363
368
2Q 11
3Q 11 4Q 11 1Q 12
2Q 12
526
565
533
487
524
37.6%
40.5%
37.4%
36.2%
37.9%
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
1.0
0.4
1.1
18%
16%
19%
FY 11 2Q 12 YTD 2Q 12 LTM
Highlights:
Continuing relative outperformance of market
Revenues declined 1% YoY, but excluding MTR impact grew 2%
Strong data revenue performance with Mobile Internet revenue growth of 50% YoY
EBITDA stable YoY
Increase in EBITDA margin to 37.9%
Solid subscriber growth momentum: mobile subscribers up 3% with 75% share of MNO net adds and fixed broadband subscribers up 7%
Mobile revenues
(excluding Incoming)
Mobile Incoming
revenues
Fixed-
line

7
Africa & Asia
*
Performance 2Q12
Revenues
(USD million)
Stable YoY
Organic +8% YoY
EBITDA and EBITDA Margin
(USD million)
EBITDA EBITDA Margin
+14% YoY
Organic +13% YoY
CAPEX
**
(USD million)
Highlights:
*    This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia
**  Capex excluding licenses
CAPEX CAPEX / Revenue
407
434
321
424
466
42.9%
45.4%
34.8%
45.7%
48.9%
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
720
155
697
19%
8%
19%
FY 11 2Q 12 YTD 2Q 12 LTM
949
957
922 927
953
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
Bangladesh:
revenues increased 24% YoY in local currency as a result of a 26% increase in banglalink’s subscriber base
Pakistan:
Impressive performance with increase in revenue and EBITDA in local currency of 9% and 19% respectively
Algeria:
revenues increased 4% YoY in local currency, while EBITDA increased 6% YoY supported by continued
cost management
Subscriber base increased by 15% YoY to more than 84 million
EBITDA margin up 6.0 p.p. YoY  to
48.9%, mainly resulting from cost savings
EBITDA organic growth of 13% YoY
Revenues increased organically by 8% YoY

8
Ukraine Performance 2Q12
Revenues
(UAH billion)
-1% YoY
EBITDA and EBITDA Margin
(UAH billion)
-10% YoY
CAPEX
*
(UAH billion)
Highlights:
CAPEX CAPEX / Revenue
*    Capex excluding licenses
3.4 3.5
3.3
3.0
3.2
EBITDA EBITDA Margin
Revenues declined 1% YoY, materially impacted by transition to bundled tariff plans
Growth in fixed-line revenue continued with 10% YoY growth; mobile revenue declined 2% YoY
EBITDA declined by 10% YoY; EBITDA margin at 50.2%
Mobile subscriber base up 2% YoY to 25.1 million
Fixed residential broadband subscriber base grew 71% YoY to 501 thousand
Overall negative effect from transition to bundled tariff plans expected to persist for the remainder of 2012
3.0
3.2
3.1
2.8
3.0
0.3
0.3
0.3
0.2
0.3
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
1.8
1.9
1.7
1.6
1.6
54.8% 53.7%
50.3% 51.1% 50.2%
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
2.3
0.8
2.3
17%
13%
17%
FY 11 2Q12 YTD 2Q12 LTM
Mobile Fixed-line

9
CIS
*
Performance 2Q12
Revenues
(USD million)
378
419 430
389
+6% YoY
Organic +10% YoY
411
EBITDA and EBITDA Margin
(USD million)
+4% YoY
Organic +11% YoY
CAPEX CAPEX / Revenue
CAPEX
**
(USD million)
Highlights:
•
Revenues increased organically by 10% YoY with mobile data revenue growth of 57%
•
EBITDA organic growth of 11% YoY
•
EBITDA margin of 44.3%
•
Mobile subscribers up 17% to 20.5 million; Mobile broadband subscribers up 30% to 9.7 million
•
Fixed broadband subscribers almost doubled to 256 thousand
* This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia.
** Capex excluding licenses
EBITDA EBITDA Margin
348
386
380
342
372
41
44
39
36
39
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
175
198
171
161
182
45.0% 46.0%
40.8%
42.5%
44.3%
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
626
166
587
39%
21%
36%
FY 11 2Q12 YTD 2Q12 LTM
Mobile Fixed-line

10 Financial Highlights Henk van Dalen CFO

11
BUSINESS UNITS
Revenue EBITDA
Organic
FX and
others
Reported Organic
FX and
others
Reported
Russia
8% -11% -3% 12% -11% 1%
Europe & NA
-1% -11% -12% 0% -11% -11%
Ukraine
-1% 0% -1% -10% 0% -10%
Africa & Asia
8% -8% 0% 13% 1% 14%
CIS
10% -4% 6% 11% -7% 4%
Total
4% -8% -4% 8% -6% 2%
2Q12 Pro Forma Financial Performance
•
Overall revenue growth on an organic basis was 4% YoY, driven by Russia, Africa & Asia and CIS
•
Reported revenues declined by 4% YoY, mainly due to significant depreciation of local currencies against the USD
•
EBITDA increased 2% YoY, primarily impacted by unfavourable currency movements; excluding forex EBITDA increased 8%
YoY
•
EBIT up 21% YoY, positively affected by the declining amortization pattern applied to intangible assets
GROUP
(USD million)
2Q12 2Q11 YoY
Revenues 5,745 6,011 -4%
EBITDA 2,481 2,441 2%
Depreciation/
Amortization/
Other
-1,289 -1,459 -12%
EBIT 1,192 982 21%
Financial income /
expenses
-476 -470 1%
FX and Other 13 (77) n.m.
Profit before tax 729 435 68%
Tax -247 -176 40%
Net income 488 267 83%

12
Actual
2Q12 2Q11 YoY
Total operating revenues
5,745 5,536 4%
EBITDA
2,481 2,253 10%
EBITDA margin
43.2% 40.7%
EBIT
1,192 937 27%
Financial income and expenses (476) (425) 12%
FX and Other 13 (89) n.m.
Profit before tax
729 423 72%
Income tax expense (247) (166) 49%
Profit for the period 482 257 88%
Net income
488 235 108%
2Q12 Actual Financial Highlights
Consolidated financial highlights (Actual)
(USD million)
•
Profit before tax up 72% driven by the increase in EBITDA and EBIT, partly offset by additional finance costs as a result of Wind Telecom acquisition
•
Net income increased due to higher Profit before tax and lower effective tax rate, due to certain net operating losses incurred in 2Q11, but not recognized for tax purposes

13
Key Components
*
**
Net Cash Flow From Operating Activities, Actual
(USD billion)
Debt, Cash and Ratios
(USD million)
June 30,
2012
Cash, Cash Equivalents and
deposits
3,492
Total Assets 52,543
Gross Debt 26,559
-Short-term 2,384
-Long-term 24,175
Shareholders' equity 13,942
Gross Debt/Assets 0.5
Net Debt** 23,067
Pro forma annual EBITDA* 9,591
Pro forma ratios LTM 2Q 12
June 30,
2012
Net Debt/ EBITDA
2.4
EBITDA/ Financial Income
5.2
and Expenses
Gross Debt/ EBITDA 2.8
Consolidated Cash and Net Debt Development
Actual 2Q 2012 (USD million)
Opening
gross debt
Opening
cash
& deposits
Opening
net debt
Net FX
effect
(Cash +
Debt)
Net
Interest
Other Cash tax Cash
Capex
Change in Cash flow
working
capital
from
operating
activities
Closing
net debt
Closing
cash
& deposits
Closing
gross debt
See definition of net debt in earnings release
28,591
(4,252)
24,339
(1,046)
639
215
488
909
9
(2,486)
23,067
3,492
26,559
1.3
1.9
1.9
1.6
1.35
6.1
6.8
2Q11 3Q11 4Q11 1Q12 2Q12 FY11 2Q12
LTM
See definition of EBITDA in earnings release. LTM stands for “last twelve months” to reporting date.

© VimpelCom Ltd 2012

2012
Q3-Q4
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

VimpelCom

14
Debt Composition and Maturity Profile
During 2Q 12
• Wind issued a tap of Senior Secured Notes due 2018 for USD 0.7 billion during
• In April, Russia prepaid a Sberbank loan of RUB 10 billion (USD 0.3 billion) and
Group Debt Maturity Schedule per June 2012
Debt Composition by Currency Actual Other information
26%
49%
23%
3%
1Q12
28%
49%
20%
3%
2Q12
USD
EUR
RUB
Other
Wind
OTH
Vimpelcom / OJSC
3.0
2.0
1.5
2.3
8.9
5.4
1.0
1.5
1.0
April to refinance existing debt.
Wind partly prepaid the Bridge loan (USD 0.3 billion).
• EUR 400 million (USD 506 million) for Wind
• RUB 15 billion (USD 457 million) for Russia
• EUR 205 million (USD 260 million) and USD 225 million for VIP HQ
Available room under committed revolving credit facilities per June 2012:

15
USD 2.7 bn
shareholder
loan (PIK)
Simplified legal / financing structure per 30-Jun-12
VimpelCom Ltd.
VimpelCom
Amsterdam B.V.
VimpelCom
Holdings B.V.
VimpelCom Amsterdam
Finance B.V.
OJSC VimpelCom
USD 2.7 bn
Orascom Telecom
Holding S.A.E.
Ring fenced
Legal structure
Third party debt
Significant intercompany financing
Note: rounded figures and nominal values
*   including short term deposits and cash equivalents
VIP NL
USD 2.2 bn
PJSC Kyivstar
Total OJSC Group
USD 9.4 bn
OTH subsidiaries
USD 1.1 bn
Total Wind Group
USD 13.9 bn
PIK notes USD 1.3 bn
HY notes 2017 USD 3.6 bn
SSN 2018 USD 4.2 bn
Bridge loan USD 0.3 bn
Senior bank loan USD 3.7 bn
Debt to Gov USD 0.5 bn
Annuity       USD 0.3 bn
VimpelCom Group
VIP USD   2.2  bn
OJSC Group USD   9.4  bn
Wind Group USD 13.9 bn
OTH Group USD   1.1  bn
Gross debt USD 26.6 bn
Total cash* USD    3.5 bn
USD 2.5 bn uncommitted
credit facility (PIK)
USD 0.4 bn drawn
WIND Telecom
S.p.A.
Wind Acquisition
Holdings Finance
S.p.A.
WIND Acquisition
Finance SA
WIND
Telecomunicazioni
S.p.A.
Weather Capital
Special Purpose I
S.A.
Weather Capital
S.a.r.l.
WIND Acquisition
Holdings Finance SA

16 Conclusion Jo Lunder CEO

17
Conclusion
Good start Value Agenda 2012-2014 – organic growth YoY in 2012:
Strong operational performance across most of our operations in
2Q12
Facing short term challenges in some of our markets
On track to deliver on the medium term Value Agenda
1Q12 2Q12
Revenues +6% +4%
EBITDA +5% +8%
EBITDA margin -0.6 pp +2.6 pp

18 Q&A

19 Thank you!

20 www.vimpelcom.com For further information please contact Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 797 7200 E: Investor_Relations@vimpelcom.com

21 Appendices

22
Mobile subscribers
(million)
ARPU and MOU
(RUB)        (min)
ARPU MOU
+1% YoY
Fixed broadband ARPU Mobile broadband ARPU
BU Russia: Operating Highlights
Broadband subscribers
(million)
Broadband ARPU
(RUB)
+3% YoY Fixed
+6% YoY Mobile
+35% YoY Fixed
+5% YoY Mobile
Fixed broadband subs Mobile broadband subs
+3% YoY ARPU
+14% YoY MOU
55.3
56.8
57.2
55.6
55.7
2Q 11 3Q 11 4Q 11 1Q 12
2Q 12
327
334
327
314
336
244
251
259
254
279
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
1.7
1.8 2.1
2.2
2.3
2.4
2.4
2.5
2.6 2.5
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12
413
410
432
426
427
209
219
234 235
221
2Q 11 3Q 11 4Q 11 1Q 12 2Q 12

© VimpelCom Ltd 2012

20.6
20.8
21.0
21.1
21.2
2Q 11
3Q 11
4Q 11
1Q 12
2Q 12

2,082
2,073
2,135
2,211
2,236
4,030
4,141
4,479
4,525
4,444
2Q 11
3Q 11
4Q 11
1Q 12
2Q 12

VimpelCom

23
ARPU  -6% YoY
MOU +5% YoY
BU Europe & NA: Operating Highlights Italy
+3% YoY
Fixed broadband subs Mobile broadband subs
Broadband subscribers*
(thousands)
Broadband ARPU
(EUR)
-4% YoY +7% YoY Fixed
+10% YoY Mobile
*  Mobile broadband includes consumer customers that have performed at least one mobile
Internet event in the previous month on 2.5G/3G/3.5G network technology
Mobile subscribers
(million)
ARPU and MOU
(EUR)        (min)
ARPU MOU
Fixed broadband ARPU

24
Average rates Closing rates
Source: National Banks of the respective countries, Company calculations
FOREX Development
Currency
YTD 12 YTD 11 YoY YTD 12 FY 11 Delta
RUB
30.64 28.62 -6.6% 32.82 32.20 -1.9%
EUR
0.77 0.71 -7.4% 0.79 0.77 -2.5%
DZD
75.56 72.47 -4.1% 79.03 75.33 -4.7%
PKR
91.37 85.40 -6.5% 94.58 89.95 -4.9%
BDT 82.30 72.37 -12.1% 81.82 81.83 0.0%
UAH 7.99 7.96 -0.4% 7.99 7.99 0.0%
KZT
148.15 146.00 -1.5% 149.42 148.40 -0.7%
AMD
394.78 370.09 -6.3% 418.01 385.77 -7.7%
KGS
46.87 46.79 -0.2% 47.24 46.48 -1.6%

25
Reconciliation of consolidated EBITDA of VimpelCom
Reconciliation Tables
Pro forma Actual
USD million 2Q12 2Q11 2Q12 2Q11
Unaudited pro forma
EBITDA
2,481 2,441 2,481 2,253
Depreciation
(720) (778) (720) (717)
Amortization
(522) (667) (522) (585)
Impairment (loss) / gain (6) - (6) -
Loss on disposals of non-current assets
(41) (14) (41) (14)
EBIT
1,192 982 1,192 937
Financial Income and Expenses (476) (470) (476) (425)
- including  finance income
40 39 40 20
- including finance costs
(516) (509) (516) (445)
Net foreign exchange (loss)/gain and others
13 (77) 13 (89)
- including Other non-operating (losses)/gains 24 (47)          24 (37)
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method
(12) (24) (12) (19)
- including Net foreign exchange (loss)/gain 1 (6) 1 (33)
Profit before tax
729 435 729 423
Income tax expense
(247) (176) (247) (166)
Profit for the period
482 259 482 257
Profit for the period attributable to non-controlling interest 6 8 6 (22)
Net income
488 267 488 235

26
Reconciliation of consolidated net debt of VimpelCom
Reconciliation Tables
USD millions
2Q 12 1Q 12
Net debt 23,067 24,339
Cash and cash equivalents 2,883 4,033
Long - term and short-term deposits 609 219
Gross debt 26,559 28,591
Interest accrued related to financial liabilities 558 450
Fair value adjustment 228 148
Discounts, unamortized fees related to financial liabilities (147) (103)
Unamortized fair value adjustment under acquisition method of accounting 841 909
Derivatives not designated as hedges 415 403
Derivatives designated as hedges 157 173
Total other financial liabilities 28,611 30,570

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.
Consolidated
BU Russia
Russia
BU Europe and North America
Italy
BU Africa and Asia
Algeria
Pakistan
Bangladesh
Sub Saharan Africa
SEA
BU Ukraine
Ukraine
BU CIS
Kazakhstan
Uzbekistan
Armenia
Tajikistan
Georgia
Kyrgyzstan

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
ACTUAL
Total operating revenues	2,740	5,537	6,096	5,889	5,619	5,745
Gross margin	2,034	4,011	4,397	4,195	4,258	4,408
Gross margin, %	74.2%	72.4%	72.1%	71.2%	75.8%	76.7%
EBITDA	1,203	2,254	2,572	2,227	2,311	2,481
EBITDA margin	43.9%	40.7%	42.2%	37.8%	41.1%	43.2%
Profit before tax	649	424	340	(559)	593	729
Net income	500	235	189	(381)	318	488
Capital expenditures (Capex)	456	966	1,193	3,734	632	1,028
Capex / revenues	17%	17%	20%	63%	11%	18%

Mobile subscribers (millions)	95	193	199	205	209	208

PRO FORMA	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012

Total operating revenues	5,481	6,011	6,096	5,889	5,619	5,745
EBITDA	2,285	2,441	2,572	2,227	2,311	2,481
EBITDA margin	41.7%	40.6%	42.2%	37.8%	41.1%	43.2%
Profit before tax	623	435	340	(559)	593	729
Net income	450	267	189	(381)	318	488
Capital expenditures (Capex)	729	1,027	1,193	3,734	632	1,028
Capex / revenues	13%	17%	20%	63%	11%	18%

Mobile subscribers (millions)	186	193	199	205	209	208

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	2,064	2,329	2,397	2,274	2,225	2,267
Gross margin	1,458	1,630	1,654	1,526	1,556	1,577
Gross margin, %	70.6%	70.0%	69.0%	67.1%	69.9%	69.6%
Adjusted OIBDA	868	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	42.1%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	868	968	961	844	918	977
EBITDA margin	42.1%	41.5%	40.1%	37.1%	41.3%	43.1%
SG&A	590	663	693	682	637	600
including Sales & Marketing Expenses	184	239	245	232	181	180
Capital expenditures	334	407	457	809	204	294

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	1,713	1,943	2,003	1,892	1,845	1,870

Subscribers ('000)	52,991	55,251	56,824	57,224	55,622	55,739
Mobile ARPU (USD)	10.5	11.7	11.5	10.5	10.5	10.8
Mobile broadband subscribers using USB modems ('000)	2,313	2,362	2,387	2,538	2,579	2,472
Mobile broadband ARPU (USD)	7.8	7.5	7.5	7.5	7.8	7.1
MOU, min	218	243	251	259	254	279
Churn 3 months active base (quarterly), %	14.6%	14.9%	16.3%	17.0%	17.3%	15.1%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	351	387	394	382	380	398

Fixed-line broadband revenues	65	73	75	82	93	93
Fixed-line broadband subscribers ('000)	1,569	1,671	1,833	2,073	2,224	2,255
Fixed-line broadband ARPU, USD	14.0	14.8	14.1	13.8	13.9	13.8
FTTB revenues	62	71	72	80	91	91
FTTB subscribers ('000)	1,510	1,635	1,791	2,017	2,148	2,196
FTTB ARPU, USD	13.9	14.6	14.0	13.8	14.3	13.8

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012

Total revenues	1,351	1,399	1,397	1,424	1,346	1,383
of which TLC Service Revenues	1,289	1,347	1,325	1,315	1,281	1,299
EBITDA	496	526	565	533	487	524
EBITDA margin	36.8%	37.6%	40.5%	37.4%	36.2%	37.9%
Capital expenditures*	146	234	226	1,533	193	243

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total revenues	982	1,029	1,026	1,037	983	1,015
of which TLC Service Revenues	934	984	975	955	933	954

Subscribers ('000)	20,279	20,559	20,802	21,014	21,132	21,225
Mobile ARPU, €	15.4	16.0	15.7	15.2	14.7	15.0
of which :
ARPU voice, €	12.1	12.7	12.0	11.4	10.9	11.2
ARPU data, €	3.3	3.3	3.6	3.8	3.8	3.8
MOU**, min	187	198	196	205	205	209
Total traffic**, mln. min.	11,260	12,106	12,070	12,796	12,954	13,240
Churn, annualised rate (%)	26.4%	26.6%	29.3%	30.7%	31.7%	33.6%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total revenues	369	370	371	387	363	368
of which TLC Service Revenues	355	363	350	360	348	344

Total voice subscribers ('000)	3,085	3,128	3,094	3,142	3,182	3,189
of which :
Total DIRECT voice subscribers ('000)	2,312	2,357	2,349	2,398	2,446	2,509
Total INDIRECT voice subscribers ('000)	773	771	745	744	736	680
Total fixed-line ARPU, €	33.6	33.4	32.6	33.2	32.3	31.2
Total Traffic, mln. min.	5,018	4,764	3,843	4,876	4,960	4,674

Total Internet subscribers ('000)	2,158	2,196	2,175	2,225	2,282	2,296
of which :
Broadband ('000)	2,030	2,082	2,073	2,135	2,211	2,236
Broadband ARPU, €	19.3	19.2	19.5	19.1	18.9	18.5

Dual-play subscribers ('000)	1,662	1,689	1,696	1,743	1,809	1,862

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	439	478	487	457	457	471
EBITDA	261	283	288	272	274	284
EBITDA margin	59.4%	59.2%	59.1%	59.5%	60.0%	60.3%
Capital expenditures	4	10	5	21	10	10

Subscribers ('000)	15,509	15,964	16,289	16,595	17,691	17,748
Mobile ARPU (USD)	9.4	9.9	9.9	9.0	8.8	8.7
MOU, min	284	296	286	278	269	267
Churn 3 months active base (quarterly), %	4.7%	5.2%	5.5%	5.5%	5.3%	5.7%

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	275	292	281	286	286	295
EBITDA	111	118	116	119	121	130
EBITDA margin	40.3%	40.4%	41.3%	41.5%	42.3%	44.1%
Capital expenditures	45	52	55	109	24	31

Subscribers ('000)	32,707	33,378	33,416	34,214	35,788	35,953
Mobile ARPU (USD)	2.8	2.8	2.7	2.7	2.6	2.7
MOU, min	206	213	197	209	215	214
Churn 3 months active base (quarterly), %	6.4%	7.1%	8.8%	7.2%	5.8%	7.1%

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	126	128	129	129	130	142
EBITDA	45	55	43	26	44	54
EBITDA margin	35.7%	42.7%	33.3%	20.3%	33.8%	38.0%
Capital expenditures	13	14	64	337	29	35

Subscribers ('000)	20,127	20,203	22,140	23,754	24,742	25,491
Mobile ARPU (USD)	2.0	2.0	1.9	1.8	1.8	1.9
MOU, min	205	211	214	207	217	231
Churn 3 months active base (quarterly), %	3.8%	5.1%	4.2%	5.4%	6.1%	5.1%

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	375	412	437	417	385	406
Gross margin	312	345	357	337	316	328
Gross margin, %	83.2%	83.7%	81.6%	80.9%	82.1%	80.8%
Adjusted OIBDA	204	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	54.4%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	202	226	235	209	197	204
EBITDA margin	54.0%	54.8%	53.7%	50.3%	51.1%	50.2%
Adjusted SG&A***	110	119	122	127	119	123
including Sales & Marketing Expenses	15	17	18	21	15	18
Capital expenditures	46	58	81	99	45	58

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Net operating revenues*	348	382	405	385	354	373

Subscribers ('000)	24,398	24,695	24,747	24,776	24,890	25,132
ARPU, USD	4.7	5.1	5.4	5.1	4.7	4.9
MOU, min	466	474	467	483	484	493
Churn 3 months active base (quarterly), %	5.3%	4.3%	6.2%	6.5%	6.6%	6.6%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Net operating revenues*	27	31	32	32	31	34

Fixed-line broadband revenue	4	5	5	6	7	8
Fixed-line broadband subscribers ('000)**	235	293	324	397	461	501
Fixed-line broadband ARPU, USD	6.2	5.8	5.8	5.5	5.7	5.6
FTTB revenues	4	4	5	6	7	8
FTTB subscribers ('000)	231	290	320	394	458	497
FTTB ARPU, USD	6.2	5.8	5.8	6.1	5.7	5.7

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	183	203	223	213	191	208
Gross margin	139	150	159	148	135	150
Gross margin, %	75.7%	73.9%	71.1%	69.4%	70.8%	72.0%
Adjusted OIBDA	93	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	50.9%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	93	99	109	93	86	98
EBITDA margin	50.7%	48.8%	48.7%	43.6%	45.0%	47.0%
Adjusted SG&A*	46	51	50	55	49	52
including Sales & Marketing Expenses	13	18	16	17	12	14
Capital expenditures	10	68	85	99	13	45

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	174	194	212	203	179	194

Subscribers ('000)	6,987	7,831	8,252	8,409	8,364	8,497
ARPU, USD	8.0	8.6	8.6	7.8	7.1	7.7
Mobile broadband subscribers using USB modems ('000) **	3,482	3,871	4,160	4,305	4,582	4,438
MOU, min	113	144	162	165	180	211
Churn 3 months active base (quarterly), %	11.4%	9.4%	13.1%	13.5%	14.2%	12.9%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	10	9	11	10	12	14

Fixed-line broadband revenues	0.7	1.0	1.2	2.2	3.6	4.5
Fixed-line broadband subscribers ('000)	15	15	34	60	89	99
Fixed-line broadband ARPU, USD	18.2	20.7	18.8	16.9	15.5	15.8

Uzbekistan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	59	66	73	80	79	89
Gross margin	45	49	55	60	62	73
Gross margin, %	76.1%	74.2%	75.2%	75.1%	78.7%	82.0%
Adjusted OIBDA	27	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	45.7%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	27	28	35	33	38	45
EBITDA margin	45.7%	42.9%	47.3%	40.9%	44.6%	50.6%
Adjusted SG&A*	18	21	20	27	27	28
including Sales & Marketing Expenses	3	4	6	8	4	4
Capital expenditures	40	27	68	85	38	36

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	56	63	71	78	77	87
						0
Subscribers ('000)	5,102	5,347	5,688	6,361	7,344	7,031
ARPU, USD	3.8	4.0	4.2	4.2	3.5	4.1
Mobile broadband subscribers using USB modems ('000) **	1,747	1,903	2,201	2,802	2,907	2,911
MOU, min	391	413	431	458	376	433
Churn 3 months active base (quarterly), %	15.1%	15.1%	16.4%	13.2%	6.1%	23.4%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	3	3	2	2	2	2

Fixed-line broadband revenues	0.6	1.4	1.3	1.2	0.8	0.8
Fixed-line broadband subscribers ('000)	13	16	17	18	19	19
Fixed-line broadband ARPU, USD	15.5	31.4	26.5	23.8	15.2	13.6

Armenia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	46	47	51	46	39	40
Gross margin	29	31	34	32	28	28
Gross margin, %	63.1%	67.0%	67.0%	69.9%	72.2%	70.0%
Adjusted OIBDA	16	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	34.0%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	16	18	20	19	15	15
EBITDA margin	33.8%	38.3%	40.3%	40.7%	38.0%	37.5%
Adjusted SG&A*	14	13	13	13	13	13
including Sales & Marketing Expenses	2	2	2	2	2	2
Capital expenditures	9	6	9	7	3	4

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	20	20	22	20	17	18
						0
Subscribers ('000)	699	733	761	765	753	771
ARPU, USD	7.8	8.3	8.9	7.6	6.5	6.8
Mobile broadband subscribers using USB modems ('000) **	208	267	300	321	323	334
MOU, min	238	262	264	261	252	279
Churn 3 months active base (quarterly), %	20.2%	20.4%	22.7%	24.0%	21.9%	20.2%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	26	27	29	26	22	22
						0.0
Fixed-line broadband revenues	3.7	4.7	5.2	5.6	5.7	5.7
Fixed-line broadband subscribers ('000)	84	100	115	134	136	138
Fixed-line broadband ARPU, USD	15.4	16.2	15.8	14.8	14.9	13.8

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	21	26	29	25	21	26
Gross margin	15	20	22	19	16	21
Gross margin, %	71.2%	75.0%	75.0%	74.2%	74.5%	80.8%
Adjusted OIBDA	9	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	44.9%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	9	14	14	11	9	13
EBITDA margin	44.9%	51.9%	47.3%	44.1%	42.0%	49.6%
Adjusted SG&A*	5	6	8	8	7	7
including Sales & Marketing Expenses	1	1	1	1	2	1
Capital expenditures	3	7	4	14	3	7

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	18	23	27	24	21	25

Subscribers ('000)	804	870	937	965	1,008	957
ARPU, USD	7.6	9.4	9.8	8.3	6.7	8.5
Mobile broadband subscribers using USB modems ('000) **	264	267	308	379	392	356
MOU, min	203	234	246	229	219	246
Churn 3 months active base (quarterly), %	18.6%	15.0%	15.1%	18.7%	13.6%	22.9%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	3	3	2	1	0.0	1.4

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	12	15	18	18	16	18
Gross margin	8	10	12	12	11	13
Gross margin, %	66.7%	64.2%	68.5%	65.5%	68.3%	72.2%
Adjusted OIBDA	2	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	19.2%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	2	3	5	4	4	5
EBITDA margin	19.2%	21.9%	28.2%	22.6%	22.4%	27.3%
Adjusted SG&A*	6	6	7	8	7	8
including Sales & Marketing Expenses	1	2	2	2	2	2
Capital expenditures	7	9	10	14	3	4

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	12	14	17	18	16	18

Subscribers ('000)	611	712	793	833	875	899
ARPU, USD	6.1	6.9	7.4	6.6	5.9	6.6
Mobile broadband subscribers using USB modems ('000) **	220	277	320	356	386	376
MOU, min	147	224	227	217	216	234
Churn 3 months active base (quarterly), %	17.2%	14.3%	16.8%	21.1%	17.9%	20.1%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	0.4	0.8	0.5	0.0	0.0	0.0

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	31	35	39	38	34	40
Gross margin	23	27	29	29	26	30
Gross margin, %	76.4%	76.7%	76.4%	75.9%	76.4%	75.0%
Adjusted OIBDA	17	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	56.1%	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	17	18	21	21	19	22
EBITDA margin	56.1%	53.0%	55.3%	54.3%	55.4%	55.0%
Adjusted SG&A*	6	8	8	8	7	7
including Sales & Marketing Expenses	1	2	2	2	1	1
Capital expenditures	4	15	4	21	2	8

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	31	35	39	38	34	40

Subscribers ('000)	1,965	2,102	2,281	2,371	2,373	2,368
ARPU, USD	5.1	5.6	5.8	5.3	4.8	5.6
Mobile broadband subscribers using USB modems ('000) **	838	857	1,014	1,124	1,212	1,261
MOU, min	290	319	308	292	272	289
Churn 3 months active base (quarterly), %	14.9%	10.2%	12.6%	14.6%	14.5%	16.4%

Sub Saharan Africa (Telecel Globe)

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	25	24	21	24	22	23
EBITDA	4	2	7	-5	6	9
EBITDA margin	17.5%	7.5%	32.9%	n.m.	28.1%	40.5%

Subscribers ('000)	2,584	2,789	2,825	3,140	3,499	3,736
- CAR	420	447	450	435	439	428
- Burundi	1,023	1,041	1,132	1,185	1,227	1,305
- Zimbabwe*	1,141	1,301	1,243	1,520	1,833	2,003

Mobile ARPU (USD):
- CAR	5	5	6	7	7	6
- Burundi	3	3	4	3	3	3
- Zimbabwe*	4	6	7	7	6	5

SEA

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total operating revenues	10.0	17.8	17.4	23.5	22.8	13.1
Adjusted OIBDA	-3.2	n.a.	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	n.m.	n.a.	n.a.	n.a.	n.a.	n.a.
EBITDA	-3.2	-37.4	-15.2	-19.7	-6.0	-2.9
EBITDA margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012

Subscribers ('000)	1,307	1,993	3,000	4,375	4,554	1,504
- Cambodia	757	818	800	1,013	1,078	1,126
- Laos	550	536	500	405	462	378
- Vietnam	n.a.	639	1,700	2,957	3,014	n.a

Mobile ARPU (USD):
- Cambodia	3.5	3.0	3.0	2.0	1.6	1.7
- Laos	n.m.	5.1	5.4	4.9	4.1	5.44
- Vietnam	n.a.	n.m.	0.7	0.9	0.9	n.a